UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

HCI Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

40416E103

(CUSIP Number)

Paresh Patel

5300 W. Cypress Street, Suite 100

Tampa, Florida 33607

(813) 849-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40416E103	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Paresh Patel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 954,500
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 684,500
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40416E103	13D	Page 3 of 6 Pages

Explanatory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on March 4, 2016 (“Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On January 7, 2017, the Reporting Person was awarded 40,000 restricted shares pursuant to a Restricted Stock Award Contract dated January 7, 2017. On the same date the Reporting Person was awarded options to purchase 110,000 shares of Common Stock at an exercise price of $40.00 pursuant to a Nonqualified Stock Option Agreement dated January 7, 2017. The options vest equally over four years beginning January 7, 2018. The awards were granted by the Company pursuant to the Company’s 2012 Omnibus Incentive Plan.

On September 20, 2017, the Reporting Person purchased on the open market 1,000 shares of Common Stock at a weighted average price per share of $36.0616. The purchase of the Common Stock was funded by using cash personally owned by the Reporting Person.

On December 8, 2017, the Reporting Person purchased on the open market 1,000 shares of Common Stock at a price per share of $30.30. The purchase of the Common Stock was funded by using cash personally owned by the Reporting Person.

On January 7, 2018, 27,500 options to purchase shares of Common Stock became vested. The options are exercisable at a price of $40.00.

On February 8, 2018, the Reporting Person was awarded 40,000 restricted shares pursuant to a Restricted Stock Award Contract dated February 8, 2018. On the same date, the Reporting Person was awarded options to purchase 110,000 shares of Common Stock at an exercise price of $40.00 pursuant to a Nonqualified Stock Option Agreement dated February 8, 2018. The options vest equally over four years beginning February 8, 2019. The awards were granted by the Company pursuant to the Company’s 2012 Omnibus Incentive Plan.

All transactions described in this Item 3 have been previously reported on applicable Form 4s filed with the U.S. Securities and Exchange Commission (“SEC”).

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated as follows:

The ownership percentages set forth herein are based on 9,510,541 shares of Common Stock outstanding as of February 8, 2018 plus 27,500 shares of Common Stock representing the Reporting Person’s vested Options to purchase 27,500 shares of Common Stock at an exercise price of $40.00 per share, expiring January 7, 2027, for a total of 9,538,041 shares of Common Stock.

(a) The Reporting Person directly owns (jointly with spouse) 438,000 shares of Common Stock, directly owns (personally) 184,000 shares of Common Stock and directly owns 270,000 Restricted Shares (all of which the Reporting Person may vote and receive dividends and other distributions but may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate). The Reporting Person indirectly owns (via his IRA) 35,000 shares of Common Stock. The Reporting Person beneficially owns 27,500 shares of Common Stock issuable upon exercise of the vested Options. The Common Stock beneficially owned by the Reporting Person represents 10.0% of the total number of shares of Common Stock outstanding.

CUSIP No. 40416E103	13D	Page 4 of 6 Pages

(b) The Reporting Person has and will continue to have the sole power to vote 657,000 shares of Common Stock (438,000 of which such power is jointly held with spouse), 270,000 Restricted Shares and 27,500 shares of Common Stock if and when the Reporting Person exercises the vested Options. The Reporting Person has the sole power to dispose of 657,000 shares of Common Stock and 27,500 shares of Common Stock if and when the Reporting Person exercises the vested Options. The Reporting Person, upon the vesting of all 270,000 Restricted Shares, will have the sole power to dispose of such 270,000 Restricted Shares, in addition to the Common Stock, Restricted Shares and Common Stock upon exercise of the vested Options as set forth immediately above.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’s shares of Common Stock, shares of Common Stock issuable to the Reporting Person upon exercise of the vested Options or Restricted Shares; provided, however, that the Reporting Person may not assign, sell, transfer, pledge, encumber or otherwise alienate or hypothecate any of his 270,000 Restricted Shares until they are vested.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The summary of the Restricted Stock Award Contracts and Nonqualified Stock Option Agreements, as set forth in Item 3, is incorporated herein by reference. The foregoing summary of these agreements is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Restricted Stock Award Contracts and Nonqualified Stock Option Agreements which are set forth in Exhibits 99.4 through 99.7 below and incorporated into this Item 6 by reference.

Other than as described above and in the Schedule 13D filed on March 4, 2016, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

EXHIBIT	DOCUMENT

99.1	Restricted Stock Award Contract, dated May 16, 2013, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.34 to Current Report on Form 8-K filed by the Issuer with the SEC on May 21, 2013).

99.2	Amendment to Restricted Stock Award Contract, dated March 2, 2016, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.90 to Annual Report on Form 10-K for the year ended December 31, 2015, filed by the Issuer with the SEC on March 4, 2016).

99.3	HCI Group, Inc. 2007 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-1 filed by the Issuer with the SEC on April 30, 2008).

99.4	Restricted Stock Award Contract, dated January 7, 2017, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2017).

CUSIP No. 40416E103	13D	Page 5 of 6 Pages

99.5	Nonqualified Stock Option Agreement, dated January 7, 2017, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on January 11, 2017).

99.6	Restricted Stock Award Contract, dated February 8, 2018, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the SEC on February 14, 2018).

99.7	Nonqualified Stock Option Agreement, dated February 8, 2018, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by the Issuer with the SEC on February 14, 2018).

99.8	HCI Group, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to Form 10-Q filed by the Issuer with the SEC on May 4, 2016).

CUSIP No. 40416E103	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2018	/s/ Paresh Patel
Paresh Patel